UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Fiserv, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

337738108
(CUSIP Number)

Christopher Lee, Esq.
Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001
Telephone: (212) 750-8300

with a copy to:

Richard A. Fenyes
Kathryn King Sudol
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Telephone: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
New Omaha Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,939,249

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
30,939,249

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,939,249

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
New Omaha Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,939,249

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
30,939,249

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,939,249

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
KKR 2006 Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,939,249

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
30,939,249

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,939,249

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
KKR Associates 2006 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,939,249

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
30,939,249

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,939,249

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
KKR 2006 GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,939,249

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
30,939,249

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,939,249

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,939,249

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
30,939,249

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,939,249

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,939,249

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
30,939,249

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,939,249

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
KKR Group Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,939,249

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
30,939,249

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,939,249

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,939,249

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
30,939,249

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,939,249

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,939,249

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
30,939,249

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,939,249

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,939,249

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,939,249

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,939,249

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 337738108	13D
1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
30,939,249

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
30,939,249

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,939,249

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note

This Amendment No. 10 (“Amendment No. 10”) to Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Fiserv, Inc., a Wisconsin corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on August 7, 2019, as amended by Amendment No. 1 to Schedule 13D filed on September 9, 2019, Amendment No. 2 to Schedule 13D filed on August 21, 2020, Amendment No. 3 to Schedule 13D filed on December 14, 2020, Amendment No. 4 to Schedule 13D filed on May 4, 2021, Amendment No. 5 filed on August 6, 2021, Amendment No. 6 filed on October 15, 2021, Amendment No. 7 filed on December 20, 2021, Amendment No. 8 filed on March 24, 2022 and Amendment No. 9 filed on May 10, 2022 (as amended, the “Schedule 13D”).  Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used but not defined in this Amendment No. 10 shall have the same meanings herein as are ascribed to such terms in the Initial Statement.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	New Omaha Holdings L.P., a Delaware limited partnership;

(ii)	New Omaha Holdings LLC, a Delaware limited liability company;

(iii)	KKR 2006 Fund L.P., a Delaware limited partnership;

(iv)	KKR Associates 2006 L.P., a Delaware limited partnership;

(v)	KKR 2006 GP LLC, a Delaware limited liability company;

(vi)	KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;

(vii)	KKR Group Holdings Corp., a Delaware corporation;

(viii)	KKR Group Co. Inc., a Delaware corporation;

(ix)	KKR & Co. Inc., a Delaware corporation;

(x)	KKR Management LLP, a Delaware limited liability partnership;

(xi)	Henry R. Kravis, a United States citizen; and

(xii)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xii) are collectively referred to herein as the “Reporting Persons”).

New Omaha Holdings LLC is the general partner of New Omaha Holdings L.P. KKR 2006 Fund L.P. is the sole member of New Omaha Holdings LLC. KKR Associates 2006 L.P. is the general partner of KKR 2006 Fund L.P. KKR 2006 GP LLC is the general partner of KKR Associates 2006 L.P. KKR Group Partnership L.P. is the designated member of KKR 2006 GP LLC. KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR Group Co. Inc. is the sole shareholder of KKR Group Holdings Corp.  KKR & Co. Inc. is the sole shareholder of KKR Group Co. KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc. Messrs. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Messrs. Joseph Bae, Scott Nuttall, Robert Lewin and David Sorkin is a director of KKR Group Holdings Corp. and KKR Group Co. Inc.  The executive officers of KKR Group Holdings Corp., KKR Group Co.

Inc. and KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Sorkin and Ryan Stork. The directors of KKR & Co. Inc. are listed on Annex A attached hereto, which is incorporated herein by reference.

Each of Messrs. Bae, Nuttall, Sorkin and Stork is a United States citizen.  Mr. Lewin is a Canadian citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A.

(b) The address of the business office of each of the Reporting Persons, except for Mr. Roberts, and Messrs. Bae, Nuttall, Lewin, Sorkin and Stork and the other individuals named in this Item 2 is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The address of the principal business office of Mr. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

(c) Each of KKR Group Partnership L.P., KKR Group Holdings Corp., KKR Group Co. Inc., KKR & Co. Inc. and KKR Management LLP is principally engaged as a holding company. New Omaha Holdings L.P. is engaged in the business of making and holding investments in securities and New Omaha Holdings LLC is principally engaged in the business of being the general partner of New Omaha Holdings L.P. KKR 2006 Fund L.P. is principally engaged in the business of making investments and KKR Associates 2006 L.P. and KKR 2006 GP LLC are each principally engaged in the business of being a general partner, directly and indirectly, of KKR 2006 Fund L.P. and managing investments through other partnerships and limited liability companies.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Mr. Scott Nuttall, an executive of KKR, no longer serves on the board of directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in Item 2 and Annex A of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). As of 4:30 p.m. Eastern on June 30, 2022, the Reporting Persons may be deemed to beneficially own 30,939,249 shares of Common Stock, which represents approximately 4.8% of the outstanding shares of the Issuer’s Common Stock.

The percentage of beneficial ownership in this Schedule 13D is based on 646,394,065 shares of Common Stock outstanding as of April 22, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed by the Issuer on April 28, 2022.

Each of New Omaha Holdings LLC (as the general partner of New Omaha Holdings L.P.), KKR 2006 Fund L.P. (as the sole member of New Omaha Holdings LLC), KKR Associates 2006 L.P. (as the general partner of KKR 2006 Fund L.P.), KKR 2006 GP LLC (as the general partner of KKR Associates 2006 L.P.), KKR Group Partnership L.P. (as the designated member of KKR 2006 GP LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned directly by New Omaha Holdings L.P., in each case, as described more fully in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Common Stock except as described in the Schedule 13D.

(c) Except as set forth on Schedule 1 and Annex A of this Schedule 13D, which presents information as of 4:30 p.m. Eastern on June 30, 2022, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2, has engaged in any transaction in any shares of Common Stock since the filing of Amendment No. 9 to Schedule 13D.

(e) As of June 23, 2022, the Reporting Persons no longer beneficially own more than five percent of the Common Stock.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit A is hereby amended and restated and filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2022

NEW OMAHA HOLDINGS L.P.

By:	New Omaha Holdings LLC, its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Scott C. Nuttall, President

NEW OMAHA HOLDINGS LLC

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Scott C. Nuttall, President

KKR 2006 FUND L.P.

By:	KKR Associates 2006 L.P., its general partner

By:	KKR 2006 GP LLC, its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR ASSOCIATES 2006 L.P.

By:	KKR 2006 GP LLC, its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin, Chief
Financial Officer

KKR 2006 GP LLC

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin, Chief
Financial Officer

KKR GROUP PARTNERSHIP L.P.

By:	KKR Group Holdings Corp., general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR GROUP HOLDINGS CORP.

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR GROUP CO. INC.

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR & CO. INC.

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR MANAGEMENT LLP

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

HENRY R. KRAVIS

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact

Schedule 1

Transactions since Amendment No. 9, all of which were open market sales of Common Stock by New Omaha Holdings L.P.

Date	Number of Shares Sold	Weighted Avg. Price Per Share	Price Range Per Share
			Low	High
5/10/2022	159,162	$ 92.64	$ 91.990	$ 92.990
5/10/2022	70,955	$ 93.50	$ 93.030	$ 93.980
5/10/2022	7,026	$ 94.74	$ 94.080	$ 95.080
5/10/2022	600	$ 95.37	$ 95.140	$ 95.615
5/11/2022	181,040	$ 92.56	$ 91.950	$ 92.950
5/11/2022	104,653	$ 93.32	$ 92.960	$ 93.950
5/11/2022	27,679	$ 94.20	$ 93.970	$ 94.590
5/12/2022	70,327	$ 92.09	$ 91.430	$ 92.430
5/12/2022	132,239	$ 92.96	$ 92.440	$ 93.440
5/12/2022	87,187	$ 93.54	$ 93.445	$ 93.600
5/13/2022	26,792	$ 95.15	$ 94.480	$ 95.480
5/13/2022	186,994	$ 96.07	$ 95.490	$ 96.470
5/13/2022	35,858	$ 96.78	$ 96.520	$ 97.130
5/16/2022	57,863	$ 95.56	$ 95.000	$ 96.000
5/16/2022	187,194	$ 96.23	$ 96.010	$ 96.580
5/17/2022	88,114	$ 97.10	$ 96.480	$ 97.480
5/17/2022	99,857	$ 97.67	$ 97.490	$ 98.080
5/18/2022	150,103	$ 94.25	$ 94.000	$ 94.760
5/18/2022	58,466	$ 95.49	$ 95.070	$ 96.070
5/18/2022	17,440	$ 96.54	$ 96.140	$ 97.110
5/18/2022	325	$ 97.38	$ 97.370	$ 97.390
5/19/2022	17,914	$ 93.12	$ 92.590	$ 93.580
5/19/2022	117,020	$ 94.35	$ 93.630	$ 94.620
5/19/2022	73,735	$ 94.96	$ 94.660	$ 95.660
5/20/2022	71,770	$ 93.96	$ 93.450	$ 94.450

5/20/2022	70,880	$ 95.08	$ 94.480	$ 95.480
5/20/2022	48,489	$ 95.58	$ 95.490	$ 95.730
5/23/2022	22,625	$ 96.95	$ 96.410	$ 97.380
5/23/2022	30,937	$ 97.95	$ 97.430	$ 98.420
5/23/2022	157,895	$ 98.69	$ 98.440	$ 99.030
5/24/2022	79,147	$ 96.42	$ 95.800	$ 96.800
5/24/2022	80,190	$ 96.98	$ 96.810	$ 97.780
5/24/2022	3,559	$ 98.09	$ 97.850	$ 98.240
5/25/2022	85,577	$ 97.04	$ 96.320	$ 97.320
5/25/2022	100,853	$ 97.54	$ 97.325	$ 97.940
5/26/2022	49,478	$ 98.77	$ 98.010	$ 99.010
5/26/2022	107,846	$ 99.35	$ 99.020	$ 99.760
5/27/2022	77,385	$ 100.28	$ 99.600	$ 100.600
5/27/2022	189,921	$ 101.13	$ 100.610	$ 101.370
5/31/2022	267,067	$ 100.27	$ 99.770	$ 100.770
5/31/2022	51,432	$ 100.94	$ 100.780	$ 101.400
6/21/2022	195,921	$ 89.40	$ 89.030	$ 90.030
6/21/2022	94,079	$ 90.23	$ 90.035	$ 90.470
6/22/2022	40,818	$ 88.34	$ 87.960	$ 88.960
6/22/2022	195,321	$ 89.46	$ 88.965	$ 89.950
6/22/2022	43,861	$ 90.06	$ 89.970	$ 90.350
6/23/2022	154,365	$ 89.54	$ 89.000	$ 90.000
6/23/2022	105,635	$ 90.38	$ 90.010	$ 90.870
6/24/2022	6,114	$ 90.88	$ 90.550	$ 91.540
6/24/2022	23,371	$ 92.15	$ 91.560	$ 92.560
6/24/2022	54,277	$ 93.09	$ 92.570	$ 93.570
6/24/2022	86,238	$ 94.10	$ 93.580	$ 94.290
6/27/2022	205,000	$ 93.08	$ 92.820	$ 93.400
6/28/2022	88,285	$ 90.75	$ 90.490	$ 91.490
6/28/2022	18,331	$ 92.05	$ 91.500	$ 92.440
6/28/2022	13,641	$ 93.01	$ 92.510	$ 93.510
6/28/2022	13,350	$ 94.02	$ 93.520	$ 94.500
6/28/2022	9,200	$ 94.69	$ 94.530	$ 94.980
6/29/2022	87,012	$ 89.89	$ 89.160	$ 90.160
6/29/2022	172,988	$ 90.65	$ 90.165	$ 91.030
6/30/2022	53,608	$ 88.46	$ 87.835	$ 88.830
6/30/2022	132,819	$ 89.18	$ 88.840	$ 89.840
6/30/2022	8,766	$ 89.90	$ 89.850	$ 90.000

The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Common Stock sold at each separate price within the price ranges set forth on the table above.

Annex A

Annex A is hereby amended and restated as follows:

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Arturo Gutierrez, who is a citizen of Mexico, Xavier Niel, who is a citizen of France and Evan Spiegel, who is a citizen of the United States and France.

Name	Principal Occupation
Henry R. Kravis	Co-Executive Chairman of KKR & Co. Inc.
George R. Roberts	Co-Executive Chairman of KKR & Co. Inc.
Joseph Y. Bae	Co-Chief Executive Officer of KKR & Co. Inc.
Scott C. Nuttall	Co-Chief Executive Officer of KKR & Co. Inc.
Adriane Brown	Managing Partner of Flying Fish Partners
Matthew Cohler	Former General Partner of Benchmark
Mary N. Dillon	Executive Chair of Ulta Beauty, Inc.
Joseph A. Grundfest	William A. Franke Professor of Law and Business of Stanford Law School
Arturo Gutierrez	Chief Executive Officer of Arca Continental, S.A.B. de C.V.
John B. Hess	Chief Executive Officer of Hess Corporation
Dane Holmes	Chief Executive Officer and Co-Founder of Eskalera Inc.
Raymond J. McGuire	Retired, Former Vice Chairman of Citigroup Inc.
Xavier Niel	Founder, Deputy Chairman of the Board and Chief Strategy Officer of Iliad SA
Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent
Thomas M. Schoewe	Retired, Former Executive Vice President and Chief Financial Officer of Wal-Mart Stores, Inc.
Robert W. Scully	Retired, Former Member, Office of the Chairman of Morgan Stanley
Evan Spiegel	Co-Founder and Chief Executive Officer of Snap Inc.

Mr. Scott Nuttall and a trust for the benefit of Mr. Nuttall’s family directly hold 22,725 and 7,575 shares of Common Stock, respectively, received in the merger of a subsidiary of the Issuer with and into First Data Corporation as merger consideration for the 75,000 and 25,000 shares of Class A common stock of First Data Corporation owned prior to the merger, respectively.  Mr. Nuttall, a former member of the board of directors of the Issuer, participated in the Issuer’s non-employee director compensation arrangements.  Pursuant to such arrangements, Mr. Nuttall holds (i) 2,033 shares of common stock received upon settlement of deferred compensation notional shares allocated under the Fiserv, Inc. Non-Employee Director Deferred Compensation Plan in connection with Mr. Nuttall’s departure from the board of directors on May 18, 2022 and (ii) 3,633 shares of common stock received upon vesting of previously awarded restricted stock units.

Exhibit A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, of Fiserv, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: July 1, 2022

NEW OMAHA HOLDINGS L.P.

By:	New Omaha Holdings LLC, its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Scott C. Nuttall, President

NEW OMAHA HOLDINGS LLC

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Scott C. Nuttall, President

KKR 2006 FUND L.P.

By:	KKR Associates 2006 L.P., its general partner

By:	KKR 2006 GP LLC, its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin, Chief Financial Officer

KKR ASSOCIATES 2006 L.P.

By:	KKR 2006 GP LLC, its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin, Chief
Financial Officer

KKR 2006 GP LLC

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Robert H. Lewin, Chief
Financial Officer

KKR GROUP PARTNERSHIP L.P.

By:	KKR Group Holdings Corp., general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR GROUP HOLDINGS CORP.

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR GROUP CO. INC.

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR & CO. INC.

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR MANAGEMENT LLP

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

HENRY R. KRAVIS

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact